

MORTGAGE INSURANCE CO.®

BULK PRIMARY
FIRST LIEN MASTER POLICY

3003 Oak Road
Walnut Creek, California 94597

PMI Mortgage Insurance Co. (an Arizona corporation hereinafter called the "Company") agrees to pay to the Insured, in consideration of the premium or premiums to be paid as hereinafter specified and in reliance upon the Insured's representations and statements made in any Application for coverage under this Policy, any loss due to the Default by a Borrower on a Loan, subject to the terms and conditions contained herein.

To obtain information about this Policy, to register a complaint or to obtain information about related mortgage guaranty insurance products and services offered by the Company, the insured or its servicer may call the Company toll free at 800-288-1970.

Insured's Name and Mailing Address   Policy Number
Deutsche Bank National Trust Company. as trustee for the   22720-3
Long Beach Mortgage Loan Trust 2006-7
1761 East St. Andrew Place
Santa Ana, CA 92705-4934

IN WITNESS WHEREOF, the Company has caused its Corporate Seal to be affixed hereto and these presents to be signed by its duly authorized officers in facsimile to become effective as its original seal and signature and binding on the Company.

PMI Mortgage Insurance Co.



David Katkov, President   Victor J. Bacigalupi, Secretary

Authorized Representative

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TERMS AND CONDITIONS

I. **Definitions**

A. **Acquisition Option** means the method of determining the amount of the Insurance Benefit with respect to a Loan as set forth in Section V., C., 1.

B. **Advances** means the reasonable and necessary sums paid by the Insured with respect to Loan after Default, for the following:

1. Hazard insurance premiums;

2. Real estate property taxes;

3. Property protection and preservation expenses;

4. Property sales expenses;

5. Customary foreclosure costs including Court Expenses and reasonable attorney's fees;

6. Costs of other customary legal proceedings, as may be necessary to obtain Good and Merchantable Title to or Possession of the Property; and

7. Loss mitigation expenses.

C. **Anticipated Loss** means, in connection with a Claim, an amount equal to the Company's cost of paying the full Claim Amount calculated in accordance with Section V., B., less the amount the Company reasonably anticipates receiving as net proceeds of the sale of the Property, subtracting also from such proceeds all anticipated costs of the sale and holding costs, but in any event, such amount shall never be greater than the Loss calculated under the Percentage Option in accordance with Section V., C., 2.

D. **Application** means the Insured's statements and descriptions, both oral and written, relative to the Loan made in connection with the application or negotiation for the insurance provided by this Policy, including the representations made, and documents executed by the Borrower, as evidenced by documents, writings, electronic media transfers, telephone data transmissions, and the like.

E. **Appropriate Proceedings** means any legal or administrative action or proceeding by the Insured affecting either the Loan or the title to the Property, and include, but are not limited to:

1. enforcing the terms of the Loan as allowed by the laws where the Property is located; or

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2.   establishing a deficiency amount where appropriate and permissible and where directed by the Company; or

3.   acquiring all the Borrower's right and title to the Property in the Insured's name, but excluding any voluntary conveyance under Section IV., D., (Voluntary Conveyance); or

4.   asserting the Insured's interest in the Property in a Borrower's bankruptcy or similar proceeding.

F.   **Borrower** means any Person required to repay the debt obligation created pursuant to the Loan. The Borrower may be more than one Person, and the term shall include any co-signer or guarantor of the Loan.

G.   **Borrower's Own Funds** means any funds owned by the Borrower and neither borrowed from other sources, nor subject to refund, rebate, or repayment.

H.   **Borrower's Title** means such title to a Property as was vested in the Borrower at the time of a conveyance to the Insured extinguishing all of the Borrower's rights in the Property; provided, however, if the Insured so elects, the redemption period need not have expired. The deed evidencing such title in the Insured need not be recorded unless required by applicable law.

I.   **Certificate** means once all conditions for coverage have been satisfied, the number issued by the Company to a Loan, as listed on a Certificate Schedule.

J.   **Certificate Schedule** means a list of Loans to which coverage has been extended under this Policy, and which is attached to this Policy, or added thereto by endorsement, and any document issued by the Company pursuant to this Policy amending coverage for a Loan.

K.   **Claim** means the timely filed written request, made on a form provided by or in a manner approved by the Company, to receive benefits of this Policy. A Claim received by the Company containing all information or proof required by the Company shall be called a **Perfected Claim.**

L.   **Claim Amount** means the actual loss incurred by the Insured with respect to a Loan as calculated in accordance with Section V., B., (Calculation of Claim Amount) giving effect to adjustments made by the Company due to failure of the Insured to mitigate loss.

M.   **Claim Settlement Period** means a sixty (60) day period following the filing of a Claim with the Company provided that such period shall be extended by the number of days elapsed from the date the Company sends notice of deficiency of a Claim to the Insured to the date that the Insured files a Perfected Claim with the Company.

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N. **Closed** means the later of:

1. The date on which all Loan documents were executed and delivered; or

2. The date on which the funds under the Loan were initially disbursed to or for the benefit of the Borrower.

O. **Court Expenses** means the out-of-pocket cost of initiating and conducting Appropriate Proceedings or any eviction proceedings. These expenses include costs of filing or serving pleadings, conducting discovery and enforcing judgment. These expenses do not include reimbursement for any time spent by the Insured or the Insured's employees, officers or agents, nor do these expenses include attorney's fees.

P. **Default** means the failure by a Borrower to pay when due: (i) an amount equal to or greater than one (1) regular periodic payment due under the terms of a Loan, or (ii) the failure by a Borrower to pay when due all amounts due under a Loan after the exercise by the Insured of the "due on sale" provision of such Loan, provided however, that a Default as defined in (i) above which is cured within 59 days of the payment due date, will not be deemed to be a Default for purposes of administration of this Policy unless the missed payment is the first payment due under a Loan. Default does not mean any other non-monetary default or violation of any other term or condition of the Loan, which would allow for acceleration of the debt or foreclosure or other action to realize upon the security provided by the Loan.

A Loan is deemed to be in Default for the period for which, as of the close of business on the installment due date, a scheduled installment payment has not been made. For example, a Loan is "four periodic payments in Default" if the periodic payments due on January 1 through April 1 remain unpaid as of the close of business on April 1.

Q. **Default Amount** means the unpaid principal balance of a Loan as of the date of Default excluding any Negative Amortization. If a Loan has been divided into secured and unsecured portions pursuant to proceedings under the federal bankruptcy laws, the Default Amount shall include the unpaid principal balance due under the unsecured portion of the Loan even if the Insured has written off such unsecured portion of the Loan, provided that the premium paid has been calculated based on both the secured and unsecured portions of the Loan.

R. **Deficiency Expenses** means reasonable attorneys fees and necessary court costs incurred by the Insured for those Appropriate Proceedings necessary to pursue or establish a deficiency against the Borrower and which are in addition to those incurred in standard and customary foreclosure proceedings, plus additional interest accruing on the Loan, real estate taxes, casualty insurance premiums and Property preservation expenses incurred during such Appropriate Proceedings and any additional related redemption period.

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S. **Down Payment** means (i) a cash contribution made by the Borrower, either prior to or at the time the Loan is Closed, from the Borrower's Own Fund's towards the purchase price of the Property, or (ii) a verifiable equity in the Property vested in the Borrower only, after completion of the improvements in accordance with the Original Appraisal.

T. **Effective Date** means, provided that the premium has been paid as required herein, 12:01 a.m. on the date of coverage as indicated on the Certificate Schedule.

U. **Environmental Impairment** means Physical Damage to a Property occurring by reason of environmental contamination including, but not limited to, nuclear reaction or radioactive waste, toxic waste, poisoning or pollution of earth or water subjacent to the Property or of the atmosphere above the Property; or similar hazard including any condition giving rise to liability under the Comprehensive Environmental Response, Compensation and Liability Act or any similar law existing under either federal law or the law of the state where the Property is located.

V. **First Party** means (a) the Insured or any officer, employee or agent of the Insured or (b) any of the following Persons: the correspondent lender, mortgage loan broker or other intermediary underwriting or originating the Loan on behalf of the Insured or originating lender, or escrow or closing agents or anyone under contract with the Insured or originating lender in connection with the origination of such Loan, such as an appraiser.

W. **FMV** means the fair market value of a Property as of a specific date which shall be equal to the lesser of the appraised value or the sale price of the Property on that date; or in the event of a foreclosure sale, the appraised value or estimated value determined in accordance with customary servicing practices, or the value as determined under applicable law, where such law prescribes a method for determining the value of a Property.

X. **Good and Merchantable Title** means title to the Property, free and clear of all liens and encumbrances, covenants, conditions, restrictions, easements and rights of redemption, except for:

1. Any lien established by public bond, assessment or tax, when no installment, call or payment of or under such bond, assessment or tax is delinquent; and

2. Any municipal or zoning ordinances, building restrictions or other restrictions, covenants, regulations of use, provided the Property is in compliance with, and its intended use and occupancy is not materially adversely affected by, such restrictions, covenants, regulations or ordinances; and

3. Easements, rights of way, sewer and utility rights, mineral, oil or timber rights, or any impediments which will not have a materially adverse effect on either the transferability of the Property or the sale thereof to a bona fide purchaser.

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The Property must have, at a minimum, the following characteristics to establish Good and Merchantable Title: (i) adequate means of ingress and egress; (ii) the right to use of water and sewer facilities appertaining to the Property, whether such rights be by virtue of public easement or private grant; (iii) the Property must be free of any lien for any toxic waste or environmental contamination or similar hazard or claim of such hazard pursuant to the Comprehensive Environmental Response Compensation and Liability Act, as amended, or similar federal or state law providing for liens in connection with the clean up of environmental conditions, and no proceedings to initiate such a lien may be pending, unless otherwise agreed to by the Company.

Y.   **Insurance Benefit** means the liability of the Company with respect to a Loan calculated in accordance with this Policy. A right to receive an Insurance Benefit shall be deemed to have arisen when a Default occurs while the Policy is in force for a Loan, notwithstanding that the amount of the Insurance Benefit is not then either presently ascertainable or due and payable.

Z.   **Insured** means with respect to any Loan:

  1.   The Person designated on the face of this Policy; or

  2.   Any Person, other than a natural Person, who owns the Loan, either for its own benefit or as trustee for the benefit of a third party.

AA.   **Loan** means any note or other evidence of indebtedness and the indebtedness it so evidences, together with the mortgage, bond, deed of trust, or other instrument securing said indebtedness, and to which coverage under this Policy has been extended.

BB.   **Negative Amortization** means the additions to the principal amount of a Loan arising from the insufficiency of regularly scheduled payments to cover interest as it accrues against the principal amount of the Loan as provided for therein.

CC.   **Original Appraisal** means the appraisal, other report or description of the Property, obtained by the lender under the Loan at the time it was originated, which establishes the value of the Property at that time.

DD.   **Percentage Option** means the method of determining the amount of the Insurance Benefit with respect to a Loan set forth in Section V., C., 2.

EE.   **Person** means any individual natural person, or any corporation, partnership, association or other legally recognized entity.

FF.   **Physical Damage** means tangible damage to a Property that materially adversely affects the use, marketability, or value of the Property, whether caused by accident or otherwise, including, but not limited to damage caused by reason of fire, destruction of tangible property, defects in construction, land subsidence, earth movement or slippage, flood, earthquake, war, civil insurrection, or riot; and

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further, Physical Damage includes Environmental Impairment and the destruction or removal of chattel items that are considered part of the Property (see Section I., KK., [Property]) For purposes of this definition "material" shall mean an amount equal to or greater than $1,500.00 such that the estimated cost to repair a Property is $1,500.00 or more before the exclusion set forth in Section III., G., (Physical Damage Exclusion) would apply to exclude coverage for a Loan. The presence of radon gas, lead paint or asbestos in the dwelling on the Property shall not be deemed to be Physical Damage.

GG. **Policy** means this contract of insurance together with all Applications, all endorsements, and the Certificate Schedule, all of which are incorporated herein for all purposes.

HH. **Possession of the Property** means actual and physical occupancy and control of the Property.

II. **Pre-Arranged Sale** means:

1. A sale of a Property, with the prior approval of the Company, arranged by the Insured (or by the Borrower and approved by the Insured) prior to foreclosure because of a Default by a Borrower, or by the Insured after foreclosure and before expiration of the Claim Settlement Period; or

2. A foreclosure or trustee's sale of a Property to a third party, or redemption from foreclosure, at a price equal to or greater than the minimum amount specified by the Company to be bid by the Insured at such sale.

JJ. **Pre-Arranged Sale Option** means the method of determining the amount of the Insurance Benefit with respect to a Loan set forth in Section V., C., 3.

KK. **Property** means the real property and all improvements thereon including any chattel items (including any built-in appliances) which are noted in the Original Appraisal, including all replacements or additions thereto, together with all easements and appurtenances, all rights of access, all rights to use, as well as any co-ownership interests in common areas, recreational and appurtenant facilities, and all replacements or additions thereto.

LL. **Residential** means:

1. A type of building which is designed for occupancy by not more than four families; or

2. A single-family condominium or planned unit development unit; or

3. Any other single-family residence unit as to which Good and Merchantable Title may be held or conveyed freely under law, and which the Company has approved in writing.

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MM. **Servicer** means that Person, other than a natural Person, who at any time is servicing a Loan (as a master servicer, if subservicing is also involved) with respect to the Insured's obligations under the Policy. The Insured shall be presumed to be the Servicer unless the Company is notified otherwise.

NN. **Uninsured Casualty** means Physical Damage to a Property which is either not covered by casualty insurance, or not covered in an amount sufficient to restore such Physical Damage to the Property.

OO. **Uninsured Loan Balance** means, at any time, with respect to a Loan, the estimated Claim Amount less the Insurance Benefit estimated pursuant to the Percentage Option.

PP. Any pronouns, when used herein, shall mean the single or plural, masculine or feminine, as the case may be.

II. Coverage

A. **Extension of and Level of Coverage**– Extension of coverage to a Loan under this Policy shall be evidenced by issuance of a Certificate number on the Certificate Schedule. The Certificate Schedule and the Application for each Loan are incorporated herein by reference and made a part hereof for all purposes. The Policy is issued in reliance upon the Application and on the representations made in connection therewith. Coverage shall commence upon the payment of the initial premium, as of the Effective Date of the Certificate Schedule. The coverage level for each Loan shall be indicated on the Certificate Schedule.

B. **Initial Premium** - On the Effective Date of the Certificate Schedule, the Insured shall forward the appropriate initial premium due to the Company to establish coverage as of the Effective Date.

C. **Payment of Renewal Premium** - For coverage to be renewed, the entire renewal premium must be paid no later than the fifteenth (15th) day of the second month following the month in which each anniversary of the Effective Date occurs. For example, if the Effective Date was January 12, renewal premium must be paid by March 15. The Company shall give the Servicer, if a Servicer is shown on the records of the Company, or otherwise, the Insured, notice of the renewal premium due date. If the renewal premium is not paid by the last day of the grace period provided above, then the liability of the Company shall terminate as of 12:01 a.m. on the later of the last anniversary of the Effective Date through which the premium has been paid, or, if a non-payment notice is required by applicable law, the last day of the cure period specified in such non-payment notice or as may be required by applicable law (the "Lapse Date"). However, failure to pay a renewal premium will not impair or terminate coverage for Defaults occurring prior to the Lapse Date. Notwithstanding the foregoing, if the renewal premium is not paid by the last day of the above-stated grace period and such Loan is among a group of Loans whose coverage has lapsed due to the transfer, seizure or surrender of the servicing for such Loans, the Insured shall have an additional sixty (60) day grace period in which to pay the renewal premium for such Loan.

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D. **Full Premium Payment** - The Company shall have the right to hold in a suspense account for up to ninety (90) days any premium payment received, without obligation to apply such premium to coverage while any of the following circumstances exist:

1. The payment received is less than the full amount of the premium due with respect to a Certificate;
2. Information received with the payment is insufficient to identify the Loan to which the payment applies.

At the end of the ninety (90) day period if the Company has not been able to resolve the suspended premium payment with the Insured, then the Company shall either refund the payment or be deemed to have accepted and applied it without lapse of coverage. Where the Company has received notice that there is a Servicer for a Loan then, if a premium is refunded, the Insured shall be notified that such refund was made and shall have sixty (60) days from such notice to cure or perform the conditions precedent to coverage.

E. **Cancellation by the Insured of Coverage for a Loan** - The Insured may cancel coverage with respect to a Loan by making a request for cancellation to the Company in writing or via any medium acceptable to the Company. Upon receipt thereof, for coverage having refundable premiums, the Company shall refund such sum as may be determined to be due in accordance with the appropriate cancellation or premium schedule. The Company reserves the right to net out any unpaid premium from any premium refund. However, no refund on a Certificate will be paid if a notice of Default has been filed unless the Insured waives its rights to the Insurance Benefit with respect to that Loan. Cancellation of coverage for a Loan will not cancel this Policy.

F. **Cancellation of Policy** - Once coverage has become effective with respect to a Loan, this Policy may not be canceled by the Company for as long as any Certificate assigned under this Policy remains in force. If the Insured desires to cancel this Policy, it may do so by canceling all outstanding Certificates that have been issued under this Policy.

G. **Loan Modifications** - Unless prior written approval is obtained from the Company, the Insured shall not make any change in the terms of any Loan including, but not limited to, any change in the amount of the indebtedness, the interest rate, the use of escrow funds or other funds, term or amortization schedule of the Loan, change in the Property, nor release any Borrower from liability on a Loan, provided, however, that changes in the Loan permitted by the instrument evidencing the Loan shall be deemed approved without prior approval.

H. **Assumptions and Balloon Restructures** - The renewal or restructure of a Loan at the maturity of a Balloon Payment (hereinafter defined) and the assumption of a Loan by a purchaser of the Property, with or without the release of the original Borrower, are changes to a Loan requiring the Company's prior approval as set forth in Section II., G., (Loan Modifications) above, provided, however, that if under applicable law, the Insured cannot enforce the "Due on Sale" provision of a Loan, then the Company will be deemed to have approved the assumption of such Loan. Notwithstanding anything

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to the contrary in this Section II., H., the Company will be deemed to have approved the assumption of any Loan where no release is requested and under Section II-406.02 of the Federal National Mortgage Association's Servicing Guide or any successor provision thereof, or any similar provision of the Federal Home Loan Corporation's Sellers' & Servicers' Guide, the assumption is an "exempt transaction" that the Servicer is to approve without review of the terms of the transaction.

I.   **Increase in Loan Amount** - In addition to the approval requirement of Section II., G., (Loan Modifications) above, if the principal balance of a Loan is increased (excluding any Negative Amortization), the Insured shall pay an additional premium corresponding to the increase in coverage, at the then prevailing premium rate.

J.   **Approval of Loan Modifications** - The Company shall not unreasonably withhold any approval required to be obtained in connection with any of the changes listed in Sections II., G., and H.,; however, failure by the Insured to obtain any such approval with respect to any Loan shall constitute a waiver of coverage for that Loan and the Company shall refund premium for the period following such waiver.

K.   **Servicing -** The Loans will be serviced by one of five servicers qualified and approved by the Company and the Insured. Unless the prior written approval of the Company is obtained, the Servicing of any of the Loans may not be transferred, sold, or assigned unless such transfer, sale or assignment is approved in writing by the Company. The Company shall not unreasonably withhold approval of a proposed servicer. The Company's approval shall be deemed to be given for the transfer, sale or assignment of all or part of the Loans to a federally insured bank or savings association, an institutional investor, the Federal Home Loan Mortgage Corporation ("Freddie Mac"), Fannie Mae, or to a Fannie Mae or Freddie Mac approved mortgage banker, provided that notice of the same is given as required by this paragraph.

L.   **Change of Insured** - If all of the Loans are transferred, sold or assigned by the Insured, coverage will continue PROVIDED THAT (a) notice thereof is given to the Company within thirty (30) days of such change, (b) the change in ownership, however denominated, is not occasioned by the redemption, repurchase, cancellation or other method of extinguishing the transaction pursuant to which the Loans were securitized, and (c) the Company approves the change in writing. The Company shall not unreasonably withhold approval of an new Insured.

M.   **Coordination and Duplication of Insurance Benefits** -

1.   If any portion of a Loan is uninsured, all payments made by the Borrower on the Loan shall be allocated to the insured portion of the Loan in the same ratio as the insured principal amount bears to the total principal amount of the Loan. The Insurance Benefit hereunder shall likewise be calculated on the same pro rata basis.

2.   The Insured shall not carry duplicate mortgage guaranty insurance (other than mortgage guaranty pool insurance or supplemental mortgage guaranty insurance) on any Loan.

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3.   If at the time of Default there is any other valid and collectible insurance in effect for the Loan which would attach if this insurance were not in effect, then the coverage under this Policy shall apply only as excess coverage and in no event as contributing insurance.

N.   **Mitigation of Loss** - The Insured and its Servicer shall attempt to limit and mitigate loss by adhering to customary servicing standards applicable to delinquent Loans, which may include in appropriate cases, but is not limited to, trying to obtain a cure of Defaults and trying to effectuate a Pre-Arranged Sale or voluntary conveyance of the Property. The Insured shall permit the Company to participate in workout activities for any Loan in Default.   Failure of the Insured to materially comply with this Section II., N., with respect to any Loan shall entitle the Company to adjust the Claim Amount by the amount the Company was damaged by such noncompliance. The Company shall attempt to limit and mitigate any loss to the Insured which will not be covered by the Insurance Benefit provided under this Policy.

III.   Exclusions from Coverage

The Company shall not be liable for, and the Policy shall not apply to, extend to or cover the exclusions listed below. In the event that coverage is excluded for any Loan, the Company will refund all premium for that Loan for the period following the occurrence of the event giving rise to such exclusion. Except where prohibited by law, if the damage to the Company arising from an excluded event can be reasonably quantified, the Company shall adjust the Claim Amount by the amount of such damage rather than exclude coverage altogether for such Loan, unless a refund of premium as provided for in the preceding sentence would provide a greater payment to the Insured.

A.   **Balloon Payment Exclusion** - Any Claim arising out of or in connection with the failure of the Borrower to make any payment of principal and interest due under the Loan, which payment becomes due when the Insured exercises its right to call the Loan when not in default or because the term of the Loan is shorter than the amortization period, and which payment is for an amount more than twice the regular periodic payment of principal and interest that are set forth in the Loan (commonly referred to as a "Balloon Payment"); provided, however, that this Exclusion shall not apply if the Insured or its Servicer offers the Borrower in writing, before the due date of the Balloon Payment, a renewal or extension of the Loan, or a new loan at then current market rates, in an amount not less than the then outstanding principal balance and with no decrease in the amortization period and the Borrower declines to seek such renewal or refinancing.

B.   **Effective Date Exclusion** - Any Claim resulting from a Default occurring before the Effective Date of the Policy or after its lapse, cancellation, or expiration; or after coverage is canceled with respect to the Loan.

C.   **Incomplete Construction Exclusion** - Any Claim when, as of the date of such Claim, construction of the Property had not been completed in accordance with the construction plans and specifications approved by the Loan originator at the time the Loan was originated or in accordance with the

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Original Appraisal. (This Incomplete Construction Exclusion shall not apply if the construction of the Property has been fully completed and, if Physical Damage occurs during construction, any repairs necessary to restore the Property to its complete condition, reasonable wear and tear excepted, have been completed.) However, coverage for a Default occurring during construction may be excluded by Section III., B., (Effective Date Exclusion) above.

D.   **Residential Property Exclusion** - Any Claim where the Property is not, as of the date the Loan is Closed, on the Effective Date, and on the date the Claim is filed, Residential real property.

E.   **Negligence and Fraud Exclusion** - Any Claim involving or arising out of, or any Claim where the origination of the Loan or extension of coverage hereunder involved or arose out of, any dishonest, fraudulent, criminal, or knowingly wrongful act (including error or omission) by the Insured, the Servicer or any agent of the Insured or Servicer; or any Claim involving or arising out of the negligence of the Insured or the Servicer, which negligence is material either to the acceptance of the risk or to the hazard assumed by the Company.

F.   **Non-Approved Servicer Exclusion** - Any Claim occurring when the Servicer, at the time of Default or thereafter, was not approved by the Company, provided, however, that this Non-Approved Servicer Exclusion shall not apply to any Loan for which a Default occurs within 150 days after the Company withdraws approval of the Servicer for such Loan. If the Company decides to withdraw approval of a Servicer it shall give written notice of that decision to the Insured for each affected Loan as shown in the Company's records.

G.   **Physical Damage Exclusion** - Any Claim where there is Physical Damage to the Property, occurring or manifesting itself after the Effective Date; provided, however, that this exclusion will not apply (i.e., the Company will provide coverage for a Claim) where Physical Damage has occurred to the Property if:

1.   The Default giving rise to a Claim was not primarily caused by an Uninsured Casualty occurring prior to such Default, and the Company has elected to pay either the Percentage Option or the Pre-Arranged Sale Option as the Insurance Benefit for the Loan; <u>or</u>

2.   The Property has been restored to its condition as reported in the Original Appraisal (as fully completed), reasonable wear and tear excepted. The Insured may elect to accept a reduction in the Claim Amount by an amount equal to the estimated cost to completely restore the Property as would otherwise be required by this exclusion rather than be required to restore the Property to obtain an Insurance Benefit under this Policy. In the event the Company relies on an estimate for such restoration that is not obtained by the Insured, then the Company shall, at the request of the Insured, provide a copy of such estimate to the Insured.

H.   **Loan to Value Ratio Exclusion** - Any Claim where the original principal balance of the Loan exceeded one hundred percent (100%) of the FMV of the Property at the time the Loan was

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originated, and such fact was not disclosed to the Company at the time coverage under this Policy was extended to such Loan.

I. **Negative Amortization Exclusion** - Unless otherwise endorsed, any Negative Amortization with respect to a Loan.

J. **Defenses to Loan Exclusion** - That portion of any Claim equal to the amount of the indebtedness from which the Borrower is released, or any Claim against which the Borrower successfully asserts defenses that have the effect of releasing, in whole or in part, the Borrower's obligations to repay the Loan, provided, however, this Defenses to Loan Exclusion shall not apply where the release of the Borrower is the result of a bankruptcy "cram down" so long as the Insured has continued to pay premium on the full amount of the indebtedness and that all other conditions of this Policy have met.

K. **Environmental Impairment Exclusion** - Any Claim where there is Environmental Impairment to the Property which existed prior to the Effective Date if the existence, or suspected existence, of the Environmental Impairment was not disclosed in the Application and the Environmental Impairment (i) is a principal cause of the Default, and (ii) has made the principal Residential structure on the Property uninhabitable. A structure will be considered "uninhabitable" if generally recognized standards for residential occupancy are violated or if, in the absence of such standards, a fully informed and reasonable person would conclude that such structure was not safe to live in without fear of injury to health or safety. Notwithstanding the foregoing, this exclusion shall not apply if the Insured has removed or remedied the condition that constitutes the Environmental Impairment or the Insured has removed the hazardous character of such condition in accordance with applicable federal, state or local laws.

IV. **Conditions Precedent to Payment of Claim**

The following Claim payment procedures contain the conditions precedent to, and additional limitations upon the Company's obligation to pay Insurance Benefits under this Policy:

A. **Notice of Default** - The Insured shall give the Company notice:

1. Within forty-five (45) days of Default, if it occurs when the first payment is due under a Loan; or

2. Not later than the last business day of the month following the month in which the first of the following events occur:

a. The date when the Borrower becomes three (3) periodic payments in Default on the Loan if the periodic payments are made monthly, and not later than ninety (90) days after the occurrence of a Default for Loans having periodic payments more often than once a month; or

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b. Foreclosure or other Appropriate Proceedings have been commenced.

Such notice shall be on forms provided by or approved by the Company or via a medium acceptable to the Company. Unavailability of Company forms is not a valid reason for delay in reporting. Failure to report a Default as required by this Section IV., B., shall entitle the Company to deduct from the Claimable Amount of a Claim thirty (30) days of interest accruing on the Loan during the period between the date the notice of Default should have been filed and the date it was submitted to the Company.

B. **Monthly Reports** - Following a notice of Default on a Loan or the commencement of Appropriate Proceedings, the Insured shall give the Company monthly reports on forms furnished or approved by the Company or via a medium acceptable to the Company, on the status of the Loan and on the servicing efforts undertaken to remedy the Default or conclude the Appropriate Proceedings. These monthly reports shall continue until the Borrower is no longer in Default, the Appropriate Proceedings terminate, or until title to the Property has been transferred to the Insured.

C. **Company's Options after Notice of Default** - If the Company so directs, at any time after receiving the Insured's notice of Default, the Insured shall file a Claim within twenty (20) days and the Company may elect to pay the Insurance Benefit pursuant to the Percentage Option. Thereafter, following the Insured's acquisition of the Borrower's Title to the Property, the Insured shall be entitled to file a supplemental Claim in an amount equal to the sum of the Advances not included in the initial Claim, plus any Deficiency Expenses (See Section I.,R.) subject to the limitations and deductions of Section V., B., (Calculation of Claim Amount) and such supplemental Claim shall be paid by the Company in accordance with the Percentage Option.

D. **Voluntary Conveyance** - The Insured may accept a conveyance of title from the Borrower in lieu of foreclosure or other proceedings if:

1. The ability of the Insured to preserve, transfer and assign to the Company the Insured's rights against the Borrower is not impaired; and

2. The rights of the Company under this Policy against such Borrower are not adversely affected; or if

3. The written approval of the Company has been obtained; provided, however, it is understood that such approval shall not constitute nor be deemed an admission of liability by the Company with respect to coverage for the related Loan.

E. **Appropriate Proceedings** - The Insured MUST begin Appropriate Proceedings when the Loan becomes six (6) months in Default unless the Company provides written instructions that some other action be taken. The Company reserves the right to direct the Insured to institute Appropriate Proceedings at any time after Default. When either defending against or bringing Appropriate

14

Proceedings, the Insured shall report the status of these proceedings to the Company as reasonably and expeditiously as possible.

In conducting Appropriate Proceedings, the Insured shall:

1.   Diligently pursue the Appropriate Proceedings once they have begun;

2.   Apply for the appointment of a receiver and assignment of rents, if permitted by law, requested by the Company, and appropriate for the Property;

3.   At the request of the Company, furnish the Company with copies of all notices and pleadings filed or required in the Appropriate Proceedings;

4.   Act so that its ability to preserve, transfer and assign to the Company its rights against the Borrower is not impaired; and so that the rights of the Company under this Policy against the Borrower are not adversely affected, including any rights to obtain a deficiency judgment, provided that the Insured shall not be required to pursue or establish a deficiency against the Borrower in those states where the Company is not permitted to pursue such a deficiency;

5.   Bid an amount at the foreclosure sale which is not less than the minimum amount nor more than the maximum amount set forth below, unless the Company notifies the Insured of other instructions or waives its right to give bidding instructions, in writing.

        a. If the FMV of a Property is less than the Uninsured Loan Balance, the Insured shall start bidding at not less than the FMV of the Property and may continue bidding up to a maximum of the Uninsured Loan Balance.

        b. If the FMV of a Property is greater than the Uninsured Loan Balance, the Insured shall start bidding at not less than the Uninsured Loan Balance up to a maximum amount equal to the Claim Amount.

        If other bidding instructions are provided they will not specify a maximum bid that is less than the Uninsured Loan Balance, and, if the Property is subject to redemption for less than the outstanding amount of the Loan, then such other bidding instructions will not specify an opening bid of less than the Uninsured Loan Balance.

F.   **Pre-Arranged Sales** - In the event of Default on a Loan, it shall be a condition precedent to payment of any Insurance Benefit on the Loan that (i) the Insured attempt to obtain a Pre-Arranged Sale of the Property whenever reasonable, and (ii) the Insured shall authorize its broker, when requested by the Company, to release marketing information for the Property to the Company, if requested by the Company, unless the Insured shall have notified the broker that the Company's right to acquire the Property has expired or been waived. For purposes of this section, a "Pre-Arranged Sale Offer" means an offer to purchase the Property received by the Insured, together with

15

a schedule of (i) expense items proposed by the Insured to be included in the settlement amount of the Pre-Arranged Sale Offer is accepted and the proposed Property sale closes, and (ii) the Insured's then-estimated amounts thereof. Pre-Arranged Sale Offers that the Insured chooses to submit to the Company will be approved or rejected by the Company.

G. **Claim Requirements** - The Insured must provide the Company with:

1. A completed form furnished or approved by the Company for payment of a Claim ("Claim for Loss Form"); and

2. All information reasonably requested on the Claim for Loss Form together with all documentation requested on or necessary to complete such Claim for Loss Form; and

3. Evidence satisfactory to the Company that the Insured has acquired the Borrower's Title to the Property, except where the Company has elected the Pre-Arranged Sale Option provided, however, if the primary cause of the Default was a circumstance or event which would prevent the Insured from obtaining Good and Merchantable Title, then no matter which settlement option the Company elects, the Insured must comply with the requirements of Section IV., G., 4, as if the Company had elected the Acquisition Option; and

4. In the event the Company elects the Acquisition Option, a recordable deed in normal and customary form containing the usual warranties and covenants conveying to the Company or its designee Good and Merchantable Title to the Property, along with evidence satisfactory to the Company that the Insured has acquired and can convey to the Company or its designee Good and Merchantable Title to the Property; and

5. All other documentation or information reasonably requested by the Company for purposes of investigating and/or adjusting the Claim; and

6. Access to the Property for purposes of determining its value, and for investigating and/or adjusting the Claim; provided, however, if the Company elects the Acquisition Option, then Possession of the Property must be provided by the Insured, unless the Company waives this requirement in writing.

V. **Loss Payment Procedure**

A. **Filing of Claim** - The Insured shall file a Claim no later than sixty (60) days after the earlier of acquiring the Borrower's Title to the Property or a Pre-Arranged Sale, provided that if the Company elects to acquire the Property, then no later than sixty (60) days after the Insured acquires Good and Merchantable Title to the Property. Failure of the Insured to file a Claim within this time period shall (i) relieve the Company of any obligation to include in the Claim Amount interest and Advances accruing on the Loan after such sixty (60) day period has expired, and (ii) entitle the Company to

16

adjust such Claim to the extent that the Company is prejudiced by such late filing of the Claim, up to 100% of the Insurance Benefit.

Unavailability of Company forms is not a valid reason to delay filing a Claim. If a Claim filed by the Insured is incomplete the Company shall within twenty (20) days of receipt of a Claim, notify the Insured of all items needed to perfect such Claim. If no notice of deficiency of the Claim is sent within the twenty (20) day period following receipt of the Claim by the Company, then the Claim shall be deemed to be perfected as of the date the Company received the Claim.

B.   **Calculation of Claim Amount** - The Claim Amount for any Loan shall be an amount equal to the sum of:

1.   The Default Amount but excluding any portion of the principal balance attributable to any increase therein after the first payment is due and payable, and excluding capitalized penalty interest or late payment charges. (See Section III., I., (Negative Amortization Exclusion) THIS POLICY DOES NOT COVER NEGATIVE AMORTIZATION UNLESS SUCH COVERAGE IS ENDORSED FOR A LOAN); and

2.   The amount of accumulated delinquent interest due on the Loan at the contract rate stated in the Loan from the date of Default through the date that the Claim is submitted to the Company, but excluding applicable late charges and penalty interest; additional interest computed on the Default Amount until the Pre-Arranged Sale of the Property, and thereafter until the Pre-Arranged Sale closing information is submitted, computed on the Default Amount reduced by the net proceeds of such Pre-Arranged Sale (For purposes of this Section, "late charges and penalty interest" includes, but is not limited to, increases in interest rate caused by non-performance of the Borrower. In no event will the Claim Amount include interest at a rate other than what the Insured would receive if the Loan were paid as current in accordance with its own terms); and

3.   The amount of Advances made by the Insured; provided that:

a. Attorney's fees advanced thereunder shall not exceed three percent (3%) of the sum of the (1) and (2) above; and

b. Payment for Advances other than Attorney's fees, shall be prorated through the earlier of the date the Claim is submitted to the Company or the Pre-Arranged Sale of the Property;

less:

4.   All rents and other payments (excluding proceeds of fire and extended coverage insurance and proceeds of a Pre-Arranged Sale) collected or received by the Insured, which are derived from or in any way related to the Property;

17

5.   The amount of cash available to the Insured remaining in any escrow account as of the last payment date;

6.   The amount of cash to which the Insured has retained the right of possession as security for the Loan; and

7.   The amount paid under applicable fire and extended coverage policies which has not been applied to either the restoration of the Property, if the Property suffered Physical Damage, or to the payment of the Loan; and

8.   The amount expended by the Insured for Advances requiring approval by the Company which are not in compliance with the Company's guidelines and which have not been approved by the Company.

C.   **Payment of Insurance Benefit** - The Company, at its sole option, shall elect one of the following three options and pay to the Insured, on or before the last day of the Claim Settlement Period, as the Insurance Benefit, either:

1.   The Acquisition Option which shall equal the Claim Amount less the amount of any payments of Loss previously made by the Company with respect to the Loan, payable in exchange for the conveyance of Good and Merchantable Title to and Possession of the Property; provided, however, that if the Insured is unable to perform any conditions precedent to payment of a Claim within the later of thirty (30) days after the redemption period or ninety (90) days after the Claim Adjustment Period, then, so long as the Claim is not otherwise excluded, the Insured may retain title to the Property and the Insurance Benefit under this Acquisition Option shall be an amount equal to the Company's Anticipated Loss in connection with such Property ; or

2.   The Percentage Option which is an amount equal to the Claim Amount multiplied by the percentage of coverage specified in this Policy, or

3.   The Pre-Arranged Sale Option is an amount equal to the lesser of the Percentage Option or the Insured's actual loss in connection with a Pre-Arranged Sale of the Property. The Insured's actual loss shall be an amount equal to the Claim Amount plus all reasonable costs incurred in obtaining and closing such sale less the proceeds of the Pre-Arranged Sale.

In addition to payment under one of the foregoing options, the Company will pay whatever Deficiency Expenses are payable to the Insured pursuant to Section V., D. (Deficiency Expenses).

In the event that a Pre-Arranged Sale fails to close prior to the end of the Claim Settlement Period, the Company may postpone payment of the Insurance Benefit for up to (90) ninety days, or if earlier, until such Pre-Arranged Sale closes or is terminated, provided that interest on the Default Amount at the rate due upon the Loan during such postponement is paid to the Insured.

18

Further, in the event the Property is redeemed after the payment of the Percentage Option, the Insured shall be obligated to promptly refund to the Company the amount, if any, by which the redemption price plus the Insurance Benefit exceeds the Claim Amount.

In the event the Company does not pay the Insurance Benefit within the Claim Settlement Period, it will pay interest on the Insurance Benefit at the rate due under the Loan from the last day of the Claim Settlement Period until the Claim is paid.

D. **Deficiency Expenses** - Notwithstanding the provisions of Section V., C., (Payment of Insurance Benefit) above, in the case where a deficiency against the Borrower is being pursued solely at the request of the Company, then any Deficiency Expenses shall be added to the amount of the Insurance Benefit. If a deficiency against a Borrower is being pursued as part of Appropriate Proceedings, for the benefit of both the Insured and the Company, then at the time such deficiency rights are established or a deficiency judgment is obtained, whichever shall occur first, the Deficiency Expenses plus any similar expenses incurred by the Company in connection with such deficiency shall be settled between the parties on the same pro rata basis set forth in Section VI., B. (Subrogation) for the settlement of deficiency recoveries. Expenses and costs arising after that point shall be treated as collection expenses to be netted against the deficiency recovery, if any, (and, if none, to be shared between the parties on the same pro rata basis when it becomes clear that nothing will be recovered).

To facilitate the decision of whether to pursue or establish a deficiency against a Borrower, the Insured shall provide the Company with any information it may have relevant to collecting on a deficiency judgment for that case. The Company will discuss all such information it may have with the Insured so that the parties can decide whether any Appropriate Proceedings (necessary to establishing or pursuing a deficiency) are to be pursued for the benefit of both parties or whether one of the parties will elect not to participate in any recovery. The Insured will be deemed to be participating in Appropriate Proceedings solely at the request of the Company when such proceedings are not a condition precedent to obtaining Borrower's Title to or Possession of a Property and, after the parties have exchanged information on the Loan, the Insured has advised the Company in writing why the Insured does not wish to participate in such proceedings.

E. **Discharge of Obligation** - Any payment by the Company in accordance with Section V., C., (Payment of Insurance Benefit) and, if applicable, Section V., D., (Deficiency Expenses) or Section IV., C., (Company's Options after Notice of Default), taking into account appropriate adjustments, shall be a full and final discharge of the Company's obligation under this Policy with respect to the related Loan. Notwithstanding the preceding sentence, the Company shall not be relieved of its obligation to pay any appropriate supplemental Claims filed pursuant to Section IV., C., (Company's Options after Notice of Default) or as may otherwise be agreed to by the Company.

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VI.   Additional Conditions

A.   **Proceedings of Eminent Domain** - In the event that part or all of the Property is taken by eminent domain, condemnation or by any other proceedings by federal, state or local governmental unit or agency, the Insured shall require that the Borrower apply the maximum permissible amount of any compensation awarded in such proceedings to reduce the principal balance of the Loan, in accordance with the law of the jurisdiction where the Property is located.

B.   **Subrogation** - The Company shall be subrogated pro rata, to the full extent permitted by law (except where the Company is prohibited by law from pursuing recovery of a Loan), to all of the Insured's Recovery Rights with respect to a Loan, upon payment of a Claim hereunder. **"Recovery Rights"** shall mean all rights of recovery against the Borrower and any other Person or organization relating to the Loan or to the Property. The Company's pro rata share of the net deficiency recovered (i.e., amounts recovered less reasonable costs and expenses) with respect to any Loan shall be the amount of the Insurance Benefit divided by the amount of the deficiency judgment. Internal staff costs and overhead expenses shall not be deducted in determining the amount of a net deficiency recovery unless specifically agreed to in writing by the parties.

The Insured hereby designates the Company its exclusive agent (i) to pursue all of the Insured's Recovery Rights to which the Company has not become subrogated by payment of a Claim (i.e., the Insured's share of the Recovery Rights), (ii) to file any action in the Company's name as assignee of the Insured, to collect on the Insured's Recovery Rights, and (iii) to settle and compromise any such Recovery Rights on behalf of the Insured, it being understood and agreed that the Company shall have the exclusive rights to pursue and settle all Recovery Rights for any Loan on which a Claim payment is made hereunder, unless waived in writing by the Company. If the Company decides not to pursue Recovery Rights with respect to a Loan, then the Company shall issue a written waiver of its subrogation and management rights to the Insured. The Insured shall execute and deliver at the request of the Company such instruments and documents, and undertake such actions as may be necessary to transfer, assign and secure such Recovery Rights to the Company. The Insured shall refrain from any action, either before or after payment of a Claim hereunder that shall prejudice such Recovery Rights.

Notwithstanding any provision in the foregoing paragraph to the contrary, in the event the Insured has, in addition to Recovery Rights against a Borrower or any other Person, a claim or claims against such Borrower or other Person not related to the Recovery Rights, then the Insured shall have the right to pursue in its own name all the Recovery Rights in conjunction with the Insured's other claim or claims, and the Company will waive its right to manage the pursuit of the Recovery Rights.

The execution by the authorized party, even if it be a party other than the Insured, of a release or waiver of the right to collect the unpaid balance of a Loan, if it has such effect, shall release the Company from its obligations hereunder to the extent and amount of such release or waiver, unless the Company is prohibited by law from pursuing recovery of such Loan.

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C. **Representations and Reliance; Incontestability** - All statements made by the Insured, the Servicer, the Borrower or any other Person in any part of the Application, including the Original Appraisal, plans and specifications, or any exhibits or documents submitted therewith, are deemed to be the Insured's representations. The Company has issued this Policy and has extended coverage to each Loan listed on the Certificate Schedule in reliance on the correctness and completeness of such representations as made or deemed to be made by the Insured.

No Claim otherwise payable under this Policy with respect to a Loan will be denied, nor will the coverage for such Loan be rescinded, based on any misrepresentation in the Application made by the Borrower or any Person other than a First Party, once twelve (12) regularly scheduled periodic payments have been made on that Loan from the Borrower's Own Funds.

Notwithstanding the foregoing provisions of this Section VI., C.,, the Company will not be precluded from denying a Claim or rescinding coverage for a Loan where prior to the Borrower making twelve (12) regularly scheduled payments from the Borrower's Own Funds, the Company notifies the Insured in writing that the Company has sufficient evidence to establish a reasonable belief that there was a material misrepresentation made in the Application with respect to such Loan and the Company provides a reasonable description of such misrepresentation.

D. **Notice** - Premium payments are to be paid as provided in Sections II., B., and C., and sent to the Company at the address listed on the Commitment, or as otherwise instructed by the Company in writing. All other notices, Claims, tenders, reports and other data required to be submitted to the Company by the Insured shall be either (i) mailed postpaid, (ii) sent by overnight courier, (iii) transmitted electronically or via magnetic tape or other media in a manner approved by the Company, or (iv) sent by telephonic facsimile transmission, to the Company's home office at the following address and facsimile number:

For Claim matters:

> PMI Mortgage Insurance Co.
> P. O. Box 193837
> San Francisco, California 94119
> Attention: Claim Department
> Facsimile Number: (415) 788-8593

For Customer Service matters:

> PMI Mortgage Insurance Co.
> P.O. Box 3836
> San Francisco, California 94119
> Attention: Customer Service Department
> Facsimile Number: (415) 291-6191

21

All notices to the Insured shall be given to the Servicer unless the Company has not been notified that a Loan is being serviced by a Person other than the Insured, and shall be either (i) mailed postpaid, (ii) sent by overnight courier, (iii) transmitted electronically or magnetically in a manner approved by the Insured, or (iv) sent by telephonic facsimile transmission, to the Servicer, at the address and facsimile number provided in writing by the Insured to the Company, or to the last known address and facsimile number for that Servicer, except that for facsimile transmissions, the Company shall confirm telephonically or otherwise the accuracy of the facsimile number used. Nonpayment notices under Section II., C. and notices required under Section III., F. shall be sent to both the Insured and the Servicer whenever the Company has been notified that the Servicer is a Person other than the Insured. All notices to the Insured and Servicer will be sent to those Persons whom the Company was last notified as owning or servicing the Loan, respectively, at the last known address for such Persons as reflected in the records of the Company.

Either party may notify the other of a change in address in the same manner as provided for giving notice. All notices, Claims, tenders, reports and other data required to be submitted to the Company or to the Insured shall be deemed to have been given five (5) days after the same is deposited in the U.S. Mail, delivered to an overnight courier, or transmitted in a manner approved above, unless actually received earlier. If the Insured requests that notices be sent to a third party other than the Insured and Servicer, the Company agrees to use its best efforts to give such notices but the Company shall not incur any liability for failure to send any notice to any third parties.

E. **Reports and Examinations** - As pertinent to any Loan or the Policy, the Company may call on the Insured for such reports as it may deem reasonably necessary, and may inspect the files, books and records of the Insured as they pertain to any Loan or to the Policy. The Company has the right to require that any information which the Insured is required to provide under this Policy be certified as to its truthfulness and accuracy by an officer or properly authorized employee of either or both the Insured and the Servicer.

F. **Arbitration** - Unless prohibited by applicable law, any controversy or dispute, including any Claim made hereunder, arising out of or relating to this Policy, may, upon the mutual consent of all parties to the dispute, be settled by binding arbitration in accordance with the title insurance rules of the American Arbitration Association in effect on the date the demand for arbitration is made. If this remedy is elected by all parties to the dispute, then the decision of the arbitrator(s) shall be final and binding on all the parties, and shall be enforceable in any court of competent jurisdiction in the United States of America.

G. **Suit** -

1. No suit or action for recovery of any Claim or Insurance Benefit under this Policy shall be sustained in any court of law or equity unless the Insured has materially and substantially complied with the terms and conditions of this Policy, and unless the suit or action in equity is commenced within three (3) years or such longer period of time as may be required by applicable law, after (i) the Claim has been presented to the Company or (ii) the date on which

22

the cause of action accrued, whichever is earlier. No suit or action on a Claim or Insurance Benefit may be brought against the Company until sixty (60) days have elapsed from the later of the date that the Insured is notified that Claim is perfected or from the date the Claim is deemed to be a Perfected Claim, unless the subject matter of the suit or action is whether a Perfected Claim has been filed.

2. If a dispute arises concerning the Loan and involving either the Property or the Insured, the Company has the right to protect its interest by defending any action arising from such dispute, even if the allegations involved are groundless, false or fraudulent. The Company is NOT REQUIRED to defend any lawsuit involving either the Insured, the Property or the Loan. The Company shall also have the right to direct the Insured to institute suit on the Insured's behalf, if this suit is necessary or appropriate to preserve the Company's rights in connection with a Loan or Property. If any litigation costs and expenses incurred by either the Company or the Insured under this Section VI., G., arise out of an action involving the negligent or wrongful conduct or breach of contract on the part of the Insured, then the Insured shall bear all such costs and expenses, and in all other cases, the Company shall bear such costs and expenses.

H. **Parties in Interest** - This contract shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Insured and its permitted successors and assigns. Neither the Borrower, nor any successive owner of a Property, nor any pool insurance carrier, nor any other Person is included or intended as a third party beneficiary to this Policy. Payments made to the Insured hereunder are intended as indemnification for actual loss and shall not affect nor impair the Insured's rights of recovery against the Borrower subject, however, to the provisions of Section VI., B., (Subrogation). Because the Company and the Insured are the only parties to the Policy, they may agree to modify or amend or terminate this Policy or any Certificate without the consent of, or notice to, any Borrower, Servicer or any other Person.

I. **Agency** - Neither the Insured, its Servicer, its originators, nor any of their respective employees or agents shall be or shall be deemed to be agents of the Company, nor shall the Company be or be deemed to be an agent of the Insured or Servicer except to the extent of the Recovery Rights assigned to the Company pursuant to Section IV., B., (Subrogation). The Servicer is deemed to be an agent of the Insured for all purposes under this Policy, including, but not limited to, for receiving notices, payments of Insurance Benefit, settling Claims, and performing acts required of the Insured under this Policy excepting for receipt of notices required under Section III., F., (Non-Approved Servicer).

J. **Governing Law; Conformity to Statute** - This Policy, including the Certificate Schedule, Claim or Insurance Benefit related to any Loan, shall be governed by the law of the jurisdiction in which the original named Insured is located as shown in on the face page hereof. Any provision of this Policy which is in conflict with the law of the aforesaid jurisdiction is hereby amended to conform to the minimum requirements of that law.

23

K. **Electronic Data Storage** - It is understood that the Company may store information, the contents or images of documents or other data on electronic media or other media generally accepted for business records (such as microfiche). The Company and Insured agree that the data stored on such electronic or other media are equally acceptable between the parties for all purposes as information, documents or other data maintained in printed or written form, including but not limited to, for the purposes of litigation or arbitration.

L. **No Waiver** - Except as provided in Section VI., C., Representations and Reliance; Incontestability, nothing contained in this Policy shall be deemed to waive or limit the Company's rights arising at law or in equity to rescind or reform this Policy or the Certificate in the event that material misrepresentations of fact or fraudulent statements were relied upon by the Company in issuing this Policy or extending coverage hereunder to any Loan.

UW 2510.00 (09/00)

PMI Mortgage Insurance Co.



BULK PRIMARY FIRST LIEN MASTER POLICY
BULK QUALITY PROGRAM ENDORSEMENT

BULK QUALITY PROGRAM ENDORSEMENT TO
BULK PRIMARY FIRST LIEN MASTER POLICY,
FORMS UW 2510.00 (09/00) &
UW 2511.00 TX (09/00)

Section VI., C., (Representations and Reliance; Incontestability) is hereby deleted in its entirety and there is substituted in its place the following:

    C. **Representations and Reliance; Incontestability** - The Company is extending coverage under the Policy to Loans pursuant to the Bulk Quality Program in reliance upon the truth and accuracy of the information contained in the Application, including information in the Insured's Loan files and the statements made in the electronic transmittal of Loan information to PMI. The Insured agrees that statements made by any First Party in any documents submitted to the Insured at the time the Loan is originated, are deemed to be the representations of the Insured. No Claim payable under this Policy with respect to a Loan, arising from a Default otherwise covered under the Policy, will be denied, nor will the Certificate for such Loan be rescinded based on any misrepresentation made by any person other than a First Party in the Application or in the electronic transmittal of Loan information to PMI.

All conditions of the Policy not modified by this Endorsement remain in full force and effect for all Loans insured under the Policy.

This Bulk Quality Program Endorsement attaches to Bulk Primary Master Policy Number 22720-3 and is effective as of August 1, 2006.



SCHEDULE ENDORSEMENT TO
BULK PRIMARY FIRST LIEN MASTER POLICY
(the "Policy")

POLICY ISSUED TO: **ATTACHED TO AND FORMING**
                                         PART OF POLICY NUMBER:

Deutsche Bank National Trust Co. as trustee for the   22720-3
Long Beach Mortgage Loan Trust
2006-7
1761 East St. Andrew Place
Santa Ana, CA 92705-4934

EFFECTIVE DATE OF POLICY: **EFFECTIVE DATE OF SCHEDULE**
                                         ENDORSEMENT:

August 1, 2006   *August 1, 2006*

The Schedule Endorsement hereby extends coverage under the above Policy of Insurance, from and after the date of this Schedule Endorsement, to those Loans listed in the Certificate Schedule attached hereto and made a part to this Schedule Endorsement (herein called "Schedule A").

The term "Effective Date" for the Loan(s) covered by this Schedule Endorsement shall mean the date stated above.

Except for the foregoing amendments, the Policy and all terms, conditions, provisions, and limitations of the Policy remain in full force and effect. None of the terms, conditions, provisions and limitations of the Policy have been varied, waived, altered or extended in any manner except as expressly set forth in this Schedule Endorsement.

IN WITNESS WHEREOF, the Company has caused this Endorsement to be signed by its duly authorized officers as of the Effective Date first above stated.

PMI MORTGAGE INSURANCE CO.



BY: _____   BY: _____
        President   Secretary

Long Beach Mortgage Loan Trust 2006-7
PMI Deal # 2006-0737
Final Certificates

No	Certificate Number	Loan Number	Coverage %	Loan Level Premium
1	40544313	6670179	34	1.309
2	40544321	6671963	37	1.167
3	40544330	6675623	30	2.183
4	40544348	6684776	34	1.725
5	40544356	6688451	34	1.745
6	40544364	6688452	34	1.743
7	40544372	6691350	34	0.707
8	40544381	6692241	34	1.385
9	40544399	6693650	30	2.847
10	40544402	6699554	34	1.892
11	40544411	6699759	34	0.768
12	40544429	6700551	34	1.400
13	40544437	6701528	34	0.902
14	40544445	6701839	34	0.670
15	40544453	6705832	34	4.430
16	40544461	6706723	29	0.389
17	40544470	6715213	34	0.550
18	40544488	6715664	37	3.149
19	40544496	6717599	34	2.077
20	40544500	6717989	34	1.966
21	40544518	6718070	34	1.061
22	40544526	6718137	34	1.167
23	40544534	6718233	34	2.864
24	40544542	6718979	34	4.401
25	40544551	6720249	40	3.664
26	40544569	6721008	34	0.717
27	40544577	6721980	37	4.404
28	40544585	6722777	37	3.315
29	40544593	6723517	30	3.750
30	40544607	6723671	30	1.016
31	40544615	6724544	34	0.522
32	40544623	6724610	32	2.006
33	40544631	6724645	30	0.581
34	40544640	6725594	40	4.610
35	40544658	6725627	40	3.818
36	40544666	6725701	34	1.392
37	40544674	6725732	34	0.951
38	40544682	6726307	34	1.241
39	40544691	6727389	30	0.637
40	40544704	6727508	30	0.475
41	40544712	6727642	34	0.452
42	40544721	6728038	34	1.827
43	40544739	6728810	34	1.080
44	40544747	6729161	34	0.790
45	40544755	6729325	34	0.791
46	40544763	6729894	37	2.811
47	40544771	6730080	32	1.062
48	40544780	6730314	40	0.539

49	40544798	6730368	34	0.877
50	40544801	6730589	40	5.436
51	40544810	6730909	40	4.525
52	40544828	6731078	37	3.032
53	40544836	6731262	37	2.398
54	40544844	6731844	34	1.078
55	40544852	6731992	34	0.780
56	40544861	6732065	37	2.775
57	40544879	6732242	34	0.668
58	40544887	6732254	34	3.298
59	40544895	6732282	34	0.855
60	40544909	6732496	32	1.321
61	40544917	6732502	34	2.312
62	40544925	6732507	40	3.822
63	40544933	6732739	30	3.458
64	40544941	6732808	30	0.623
65	40544950	6732938	34	1.274
66	40544968	6732945	37	2.759
67	40544976	6733486	40	0.357
68	40544984	6733497	40	5.229
69	40544992	6733570	37	2.955
70	40545000	6733731	37	2.397
71	40545018	6733980	32	1.047
72	40545026	6734090	34	0.684
73	40545034	6734205	40	1.205
74	40545042	6734620	34	0.344
75	40545051	6734992	34	2.245
76	40545069	6735020	34	1.093
77	40545077	6735105	34	2.680
78	40545085	6735156	34	0.914
79	40545093	6735163	34	1.271
80	40545107	6735169	34	1.264
81	40545115	6735172	34	1.270
82	40545123	6735294	34	0.891
83	40545131	6735405	30	0.926
84	40545140	6735549	37	2.054
85	40545158	6735713	30	1.429
86	40545166	6735748	40	4.434
87	40545174	6735863	34	2.913
88	40545182	6735917	26	2.683
89	40545191	6735954	34	0.534
90	40545204	6736075	34	0.668
91	40545212	6736188	34	3.836
92	40545221	6736252	34	1.385
93	40545239	6736300	34	1.783
94	40545247	6736360	34	2.054
95	40545255	6736535	34	1.385
96	40545263	6736539	34	1.410
97	40545271	6736649	37	1.761
98	40545280	6736873	34	0.552
99	40545298	6737049	34	3.738
100	40545301	6737080	34	0.974

101	40545310	6737187	28	0.381
102	40545328	6737263	34	0.702
103	40545336	6737298	34	0.569
104	40545344	6737322	30	1.273
105	40545352	6737391	34	1.007
106	40545361	6737469	34	0.751
107	40545379	6737509	34	1.981
108	40545387	6737566	33	1.310
109	40545395	6737702	34	0.858
110	40545409	6737706	34	0.823
111	40545417	6737764	30	2.972
112	40545425	6737825	37	2.542
113	40545433	6737839	30	1.376
114	40545441	6737849	30	2.971
115	40545450	6737898	34	6.058
116	40545468	6738074	37	3.760
117	40545476	6738108	34	0.743
118	40545484	6738217	37	3.821
119	40545492	6738234	34	3.158
120	40545506	6738259	37	2.781
121	40545514	6738300	34	1.498
122	40545522	6738440	32	0.488
123	40545531	6738451	30	2.882
124	40545549	6738549	34	1.428
125	40545557	6738627	34	2.506
126	40545565	6738654	34	0.574
127	40545573	6738681	34	2.110
128	40545581	6738730	34	0.540
129	40545590	6738738	34	2.155
130	40545603	6738818	34	1.817
131	40545611	6738995	34	1.517
132	40545620	6739026	34	2.804
133	40545638	6739072	34	2.033
134	40545646	6739106	40	5.816
135	40545654	6739188	34	0.420
136	40545662	6739313	30	0.389
137	40545671	6739315	30	1.658
138	40545689	6739336	34	1.970
139	40545697	6739364	34	1.294
140	40545701	6739448	30	3.357
141	40545719	6739491	34	1.927
142	40545727	6739568	34	1.550
143	40545735	6739584	34	1.738
144	40545743	6739614	34	2.125
145	40545751	6739671	34	0.432
146	40545760	6739692	30	1.140
147	40545778	6739706	34	1.586
148	40545786	6739726	37	2.944
149	40545794	6739767	29	0.476
150	40545808	6739819	32	0.628
151	40545816	6739883	30	0.747
152	40545824	6739902	36	1.220

153	40545832	6739947	34	0.985
154	40545841	6739952	37	3.084
155	40545859	6740004	28	1.126
156	40545867	6740056	30	0.493
157	40545875	6740065	30	2.215
158	40545883	6740454	37	0.755
159	40545891	6740510	37	1.599
160	40545905	6740677	34	1.333
161	40545913	6740703	34	0.336
162	40545921	6740728	34	0.594
163	40545930	6740751	34	1.757
164	40545948	6740825	34	0.525
165	40545956	6740842	34	1.407
166	40545964	6740857	34	0.657
167	40545972	6740885	34	3.696
168	40545981	6740912	34	1.867
169	40545999	6741058	34	1.603
170	40546006	6741095	34	1.904
171	40546014	6741104	34	1.933
172	40546022	6741176	34	0.762
173	40546031	6741200	34	0.900
174	40546049	6741207	34	3.943
175	40546057	6741218	34	2.822
176	40546065	6741233	40	3.167
177	40546073	6741270	30	1.835
178	40546081	6741274	34	1.141
179	40546090	6741377	34	0.674
180	40546103	6741507	34	2.283
181	40546111	6741538	30	1.177
182	40546120	6741691	34	5.022
183	40546138	6741705	34	2.075
184	40546146	6741832	30	1.206
185	40546154	6741889	30	0.805
186	40546162	6741944	34	3.753
187	40546171	6741968	34	0.778
188	40546189	6741981	40	3.266
189	40546197	6742056	34	1.243
190	40546201	6742140	37	2.891
191	40546219	6742172	34	1.000
192	40546227	6742175	34	1.424
193	40546235	6742178	33	1.683
194	40546243	6742188	34	4.168
195	40546251	6742207	37	1.484
196	40546260	6742228	34	1.017
197	40546278	6742232	37	1.575
198	40546286	6742256	30	1.051
199	40546294	6742297	34	0.675
200	40546308	6742386	34	1.007
201	40546316	6742403	29	0.778
202	40546324	6742406	30	1.919
203	40546332	6742430	34	1.671
204	40546341	6742467	34	1.816

205	40546359	6742468	30	1.902
206	40546367	6742591	34	0.819
207	40546375	6742634	28	0.261
208	40546383	6742686	34	0.500
209	40546391	6742687	34	1.634
210	40546405	6742710	30	2.069
211	40546413	6742735	37	2.312
212	40546421	6742745	30	1.831
213	40546430	6742756	30	2.103
214	40546448	6742867	34	2.230
215	40546456	6742950	34	0.692
216	40546464	6742973	33	1.299
217	40546472	6743022	37	2.842
218	40546481	6743030	34	0.583
219	40546499	6743065	34	0.875
220	40546502	6743074	34	0.997
221	40546511	6743080	34	1.105
222	40546529	6743097	37	4.085
223	40546537	6743128	34	2.042
224	40546545	6743167	34	1.815
225	40546553	6743202	30	1.608
226	40546561	6743225	34	1.340
227	40546570	6743256	34	2.295
228	40546588	6743322	30	0.466
229	40546596	6743327	34	0.611
230	40546600	6743348	34	0.696
231	40546618	6743461	30	1.869
232	40546626	6743473	34	0.453
233	40546634	6743489	30	1.409
234	40546642	6743491	34	0.772
235	40546651	6743494	34	0.424
236	40546669	6743503	34	2.262
237	40546677	6743572	37	1.706
238	40546685	6743584	30	1.840
239	40546693	6743592	34	1.288
240	40546707	6743601	34	2.777
241	40546715	6743712	28	0.450
242	40546723	6743752	34	0.969
243	40546731	6743788	34	1.706
244	40546740	6743894	34	0.695
245	40546758	6743954	34	0.639
246	40546766	6744016	30	2.438
247	40546774	6744094	34	0.978
248	40546782	6744111	34	1.415
249	40546791	6744159	29	0.987
250	40546804	6744177	34	1.527
251	40546812	6744273	32	1.509
252	40546821	6744275	34	1.447
253	40546839	6744284	34	0.367
254	40546847	6744316	34	0.435
255	40546855	6744317	34	0.465
256	40546863	6744335	30	2.660

257	40546871	6744355	30	0.818
258	40546880	6744358	34	1.446
259	40546898	6744489	34	2.156
260	40546901	6744490	34	2.122
261	40546910	6744493	37	2.445
262	40546928	6744679	34	3.996
263	40546936	6744714	34	0.947
264	40546944	6744743	34	0.377
265	40546952	6744746	34	0.921
266	40546961	6744821	32	0.265
267	40546979	6744869	34	1.959
268	40546987	6744891	30	1.864
269	40546995	6744916	37	2.583
270	40547002	6744930	32	3.944
271	40547011	6744940	40	3.126
272	40547029	6744960	34	2.417
273	40547037	6744972	30	0.907
274	40547045	6744983	34	3.742
275	40547053	6744986	34	2.037
276	40547061	6744991	30	1.129
277	40547070	6745038	34	2.176
278	40547088	6745057	34	2.385
279	40547096	6745095	34	1.677
280	40547100	6745116	34	2.042
281	40547118	6745130	34	1.559
282	40547126	6745134	30	2.474
283	40547134	6745135	34	4.230
284	40547142	6745147	34	0.769
285	40547151	6745165	40	3.135
286	40547169	6745200	34	1.475
287	40547177	6745220	34	0.660
288	40547185	6745221	34	0.660
289	40547193	6745222	34	0.680
290	40547207	6745247	30	1.317
291	40547215	6745262	34	0.621
292	40547223	6745308	34	0.372
293	40547231	6745310	40	2.695
294	40547240	6745339	37	1.088
295	40547258	6745362	34	0.466
296	40547266	6745376	34	0.354
297	40547274	6745386	34	2.195
298	40547282	6745397	30	0.429
299	40547291	6745406	34	1.456
300	40547304	6745463	30	0.327
301	40547312	6745558	34	1.880
302	40547321	6745562	34	2.035
303	40547339	6745640	37	2.281
304	40547347	6745671	34	1.085
305	40547355	6745688	30	1.304
306	40547363	6745691	37	0.462
307	40547371	6745721	34	2.970
308	40547380	6745734	34	1.558

309	40547398	6745757	30	0.534
310	40547401	6745774	34	1.524
311	40547410	6745783	30	0.280
312	40547428	6745900	30	0.921
313	40547436	6745920	34	0.739
314	40547444	6745921	34	2.737
315	40547452	6745932	30	0.872
316	40547461	6745943	34	1.698
317	40547479	6745950	34	0.541
318	40547487	6745963	34	1.268
319	40547495	6745998	28	1.264
320	40547509	6746049	34	0.800
321	40547517	6746064	30	0.905
322	40547525	6746089	37	0.487
323	40547533	6746090	40	5.095
324	40547541	6746092	34	3.543
325	40547550	6746131	34	2.469
326	40547568	6746139	30	1.040
327	40547576	6746202	34	2.195
328	40547584	6746219	34	2.462
329	40547592	6746221	34	2.313
330	40547606	6746253	34	0.340
331	40547614	6746322	40	6.222
332	40547622	6746336	28	0.371
333	40547631	6746342	29	0.453
334	40547649	6746361	37	2.032
335	40547657	6746377	29	0.335
336	40547665	6746386	34	0.894
337	40547673	6746392	30	1.420
338	40547681	6746449	34	0.586
339	40547690	6746460	30	0.476
340	40547703	6746484	34	0.425
341	40547711	6746543	34	1.704
342	40547720	6746616	37	2.186
343	40547738	6746628	40	4.734
344	40547746	6746648	34	0.809
345	40547754	6746668	34	0.543
346	40547762	6746670	34	1.324
347	40547771	6746675	31	1.633
348	40547789	6746696	34	1.593
349	40547797	6746714	34	1.324
350	40547801	6746722	30	1.374
351	40547819	6746731	34	0.756
352	40547827	6746735	37	1.306
353	40547835	6746765	30	1.188
354	40547843	6746800	34	1.646
355	40547851	6746808	34	0.654
356	40547860	6746828	34	1.615
357	40547878	6746837	34	2.222
358	40547886	6746868	34	0.903
359	40547894	6746873	34	1.453
360	40547908	6746930	40	1.941

361	40547916	6746940	30	0.934
362	40547924	6746943	33	0.696
363	40547932	6746950	34	0.959
364	40547941	6746989	34	0.619
365	40547959	6747007	34	0.375
366	40547967	6747050	34	0.628
367	40547975	6747074	34	2.183
368	40547983	6747075	34	3.605
369	40547991	6747089	34	1.961
370	40548009	6747135	34	1.999
371	40548017	6747152	34	1.346
372	40548025	6747205	34	0.697
373	40548033	6747228	34	0.408
374	40548041	6747288	34	1.080
375	40548050	6747307	30	1.068
376	40548068	6747312	34	1.064
377	40548076	6747315	34	0.998
378	40548084	6747337	30	0.833
379	40548092	6747346	34	1.367
380	40548106	6747362	34	0.896
381	40548114	6747368	37	0.975
382	40548122	6747393	30	2.774
383	40548131	6747397	30	3.085
384	40548149	6747409	34	1.347
385	40548157	6747434	27	0.493
386	40548165	6747441	34	3.132
387	40548173	6747443	37	4.410
388	40548181	6747446	34	1.370
389	40548190	6747448	34	1.836
390	40548203	6747453	30	1.786
391	40548211	6747484	34	2.326
392	40548220	6747485	30	1.037
393	40548238	6747486	34	0.419
394	40548246	6747489	34	3.328
395	40548254	6747502	30	1.909
396	40548262	6747505	30	0.721
397	40548271	6747523	34	1.973
398	40548289	6747548	32	0.617
399	40548297	6747551	34	2.530
400	40548301	6747594	30	1.552
401	40548319	6747621	30	2.234
402	40548327	6747625	34	1.162
403	40548335	6747635	34	2.142
404	40548343	6747641	34	0.838
405	40548351	6747665	34	2.289
406	40548360	6747682	36	2.482
407	40548378	6747750	34	1.860
408	40548386	6747905	34	0.874
409	40548394	6747933	34	0.874
410	40548408	6747972	34	2.268
411	40548416	6748005	30	2.874
412	40548424	6748007	30	0.715

413	40548432	6748075	34	1.137
414	40548441	6748104	37	1.984
415	40548459	6748147	37	4.296
416	40548467	6748150	30	2.284
417	40548475	6748165	40	1.337
418	40548483	6748194	32	0.711
419	40548491	6748233	40	2.789
420	40548505	6748247	34	3.642
421	40548513	6748270	34	1.621
422	40548521	6748282	30	0.455
423	40548530	6748336	34	1.502
424	40548548	6748364	37	1.550
425	40548556	6748365	37	1.594
426	40548564	6748407	34	1.612
427	40548572	6748415	34	2.866
428	40548581	6748438	29	0.569
429	40548599	6748440	34	1.350
430	40548602	6748446	34	2.182
431	40548611	6748467	34	4.764
432	40548629	6748471	29	1.038
433	40548637	6748475	30	2.247
434	40548645	6748484	34	2.192
435	40548653	6748512	34	1.640
436	40548661	6748514	34	1.993
437	40548670	6748516	34	0.350
438	40548688	6748534	34	1.139
439	40548696	6748542	34	2.146
440	40548700	6748548	37	2.732
441	40548718	6748554	30	1.252
442	40548726	6748581	34	1.032
443	40548734	6748589	34	2.695
444	40548742	6748595	34	0.850
445	40548751	6748679	34	2.154
446	40548769	6748717	34	0.651
447	40548777	6748729	37	2.129
448	40548785	6748837	40	2.816
449	40548793	6748901	40	1.290
450	40548807	6748912	30	1.104
451	40548815	6748932	34	0.880
452	40548823	6748971	37	0.909
453	40548831	6748976	30	2.160
454	40548840	6749003	34	1.795
455	40548858	6749005	30	2.590
456	40548866	6749035	34	1.795
457	40548874	6749061	40	2.703
458	40548882	6749065	34	0.663
459	40548891	6749079	29	0.298
460	40548904	6749088	34	0.511
461	40548912	6749095	29	0.945
462	40548921	6749133	40	1.375
463	40548939	6749134	34	0.594
464	40548947	6749144	30	2.961

465	40548955	6749165	34	0.839
466	40548963	6749166	34	2.229
467	40548971	6749167	34	0.523
468	40548980	6749177	34	2.466
469	40548998	6749190	34	2.744
470	40549005	6749197	34	0.724
471	40549013	6749198	34	0.776
472	40549021	6749199	26	0.524
473	40549030	6749212	34	0.360
474	40549048	6749235	37	3.218
475	40549056	6749236	34	1.108
476	40549064	6749260	34	1.328
477	40549072	6749268	34	1.162
478	40549081	6749329	34	0.938
479	40549099	6749388	30	0.656
480	40549102	6749390	34	2.204
481	40549111	6749400	30	2.421
482	40549129	6749414	34	1.476
483	40549137	6749449	34	1.364
484	40549145	6749484	34	0.777
485	40549153	6749489	34	1.021
486	40549161	6749523	34	1.534
487	40549170	6749541	34	1.240
488	40549188	6749544	40	6.316
489	40549196	6749563	30	2.018
490	40549200	6749593	34	2.355
491	40549218	6749602	30	1.736
492	40549226	6749653	34	0.778
493	40549234	6749666	30	1.036
494	40549242	6749723	34	3.782
495	40549251	6749746	30	2.971
496	40549269	6749751	37	1.370
497	40549277	6749788	34	1.191
498	40549285	6749789	39	2.402
499	40549293	6749824	34	2.223
500	40549307	6749827	34	0.968
501	40549315	6749828	34	0.981
502	40549323	6749829	34	0.968
503	40549331	6749830	34	0.981
504	40549340	6749856	34	1.799
505	40549358	6749857	34	2.021
506	40549366	6749858	34	1.990
507	40549374	6749860	34	3.482
508	40549382	6749872	34	0.325
509	40549391	6749890	34	1.050
510	40549404	6749891	34	1.030
511	40549412	6749893	34	0.960
512	40549421	6749895	30	0.560
513	40549439	6749905	34	1.475
514	40549447	6749913	30	0.945
515	40549455	6749928	34	1.080
516	40549463	6749933	30	1.471

517	40549471	6749962	37	3.899
518	40549480	6749994	34	1.688
519	40549498	6750004	30	1.160
520	40549501	6750040	37	3.421
521	40549510	6750099	34	1.495
522	40549528	6750125	34	0.522
523	40549536	6750230	30	1.965
524	40549544	6750247	34	0.994
525	40549552	6750260	34	2.859
526	40549561	6750321	34	3.095
527	40549579	6750362	30	1.236
528	40549587	6750424	34	0.728
529	40549595	6750429	34	2.288
530	40549609	6750434	34	2.288
531	40549617	6750462	34	1.045
532	40549625	6750512	34	0.877
533	40549633	6750513	30	2.002
534	40549641	6750532	34	0.715
535	40549650	6750536	34	0.418
536	40549668	6750543	34	0.717
537	40549676	6750544	34	1.058
538	40549684	6750549	34	0.679
539	40549692	6750583	34	1.648
540	40549706	6750606	34	1.557
541	40549714	6750618	34	1.576
542	40549722	6750623	37	0.660
543	40549731	6750624	34	3.814
544	40549749	6750636	34	0.942
545	40549757	6750730	34	1.247
546	40549765	6750735	34	0.956
547	40549773	6750742	34	1.032
548	40549781	6750802	34	1.385
549	40549790	6750805	34	0.308
550	40549803	6750812	34	3.182
551	40549811	6750814	37	2.539
552	40549820	6750816	30	2.110
553	40549838	6750829	34	1.576
554	40549846	6750831	37	3.647
555	40549854	6750867	34	0.765
556	40549862	6750876	30	0.828
557	40549871	6750895	31	0.893
558	40549889	6750910	34	0.467
559	40549897	6750935	30	0.368
560	40549901	6750999	34	0.508
561	40549919	6751003	34	1.440
562	40549927	6751016	30	1.370
563	40549935	6751023	36	1.901
564	40549943	6751025	32	0.857
565	40549951	6751057	34	1.472
566	40549960	6751077	37	2.623
567	40549978	6751078	37	0.899
568	40549986	6751140	37	1.084

569	40549994	6751142	36	0.476
570	40550003	6751184	34	1.190
571	40550011	6751215	34	0.872
572	40550020	6751260	34	1.205
573	40550038	6751277	34	2.081
574	40550046	6751305	34	0.765
575	40550054	6751310	34	0.934
576	40550062	6751320	34	1.065
577	40550071	6751334	34	1.816
578	40550089	6751335	34	1.879
579	40550097	6751336	34	1.825
580	40550101	6751337	34	2.064
581	40550119	6751350	34	2.304
582	40550127	6751372	34	3.508
583	40550135	6751413	30	0.263
584	40550143	6751449	34	0.934
585	40550151	6751456	34	2.007
586	40550160	6751467	34	1.849
587	40550178	6751519	30	1.483
588	40550186	6751579	37	3.670
589	40550194	6751614	40	5.764
590	40550208	6751651	30	0.880
591	40550216	6751663	40	0.720
592	40550224	6751665	34	1.570
593	40550232	6751666	34	1.614
594	40550241	6751669	34	0.463
595	40550259	6751675	34	1.514
596	40550267	6751696	34	1.464
597	40550275	6751697	34	1.174
598	40550283	6751715	40	2.405
599	40550291	6751743	34	1.943
600	40550305	6751754	34	1.324
601	40550313	6751759	34	1.757
602	40550321	6751779	37	3.051
603	40550330	6751810	34	0.827
604	40550348	6751835	30	0.857
605	40550356	6751848	37	4.198
606	40550364	6751861	34	1.806
607	40550372	6751873	34	0.757
608	40550381	6751932	34	0.931
609	40550399	6751959	34	0.659
610	40550402	6751965	30	0.552
611	40550411	6751966	34	2.180
612	40550429	6751977	34	1.840
613	40550437	6752004	40	1.504
614	40550445	6752029	30	1.003
615	40550453	6752036	34	1.699
616	40550461	6752038	34	2.166
617	40550470	6752066	34	0.465
618	40550488	6752069	29	1.085
619	40550496	6752070	37	2.251
620	40550500	6752078	37	2.482

621	40550518	6752100	34	1.177
622	40550526	6752105	34	3.307
623	40550534	6752118	37	3.452
624	40550542	6752129	34	1.185
625	40550551	6752135	37	1.019
626	40550569	6752143	34	1.280
627	40550577	6752144	37	2.194
628	40550585	6752150	34	1.204
629	40550593	6752164	34	2.479
630	40550607	6752183	34	1.456
631	40550615	6752199	34	0.977
632	40550623	6752224	34	0.891
633	40550631	6752290	34	2.449
634	40550640	6752302	34	1.149
635	40550658	6752320	34	2.090
636	40550666	6752333	30	1.177
637	40550674	6752343	34	1.798
638	40550682	6752345	34	0.549
639	40550691	6752346	34	2.767
640	40550704	6752351	34	2.643
641	40550712	6752366	34	0.515
642	40550721	6752388	34	2.629
643	40550739	6752396	34	1.470
644	40550747	6752397	34	1.749
645	40550755	6752403	34	0.330
646	40550763	6752406	34	1.640
647	40550771	6752475	34	0.859
648	40550780	6752476	34	1.561
649	40550798	6752479	34	2.278
650	40550801	6752502	34	1.002
651	40550810	6752550	27	0.385
652	40550828	6752590	34	0.858
653	40550836	6752593	34	1.959
654	40550844	6752674	34	1.122
655	40550852	6752678	30	0.922
656	40550861	6752686	34	0.974
657	40550879	6752695	34	0.567
658	40550887	6752709	37	1.620
659	40550895	6752732	37	1.857
660	40550909	6752740	34	1.099
661	40550917	6752759	34	0.492
662	40550925	6752771	34	1.064
663	40550933	6752772	34	1.657
664	40550941	6752786	34	1.640
665	40550950	6752803	34	0.841
666	40550968	6752804	34	3.590
667	40550976	6752817	34	0.845
668	40550984	6752820	34	1.030
669	40550992	6752874	32	1.889
670	40551000	6752903	34	1.622
671	40551018	6752911	34	0.672
672	40551026	6752914	40	1.389

673	40551034	6752922	34	2.604
674	40551042	6752942	37	3.041
675	40551051	6752944	34	0.784
676	40551069	6752952	30	3.757
677	40551077	6752962	34	0.559
678	40551085	6752963	34	1.593
679	40551093	6752964	34	2.335
680	40551107	6752988	34	0.613
681	40551115	6753013	34	0.560
682	40551123	6753018	34	2.123
683	40551131	6753024	34	2.982
684	40551140	6753035	27	0.568
685	40551158	6753115	28	2.007
686	40551166	6753128	40	3.276
687	40551174	6753173	34	0.940
688	40551182	6753198	30	0.689
689	40551191	6753222	40	1.081
690	40551204	6753292	40	3.464
691	40551212	6753303	34	1.171
692	40551221	6753337	34	2.046
693	40551239	6753358	34	2.077
694	40551247	6753376	34	0.418
695	40551255	6753451	30	0.816
696	40551263	6753466	34	1.257
697	40551271	6753467	37	1.712
698	40551280	6753478	34	1.124
699	40551298	6753482	26	0.365
700	40551301	6753484	30	2.483
701	40551310	6753486	34	1.721
702	40551328	6753488	30	0.729
703	40551336	6753504	34	0.952
704	40551344	6753513	30	1.929
705	40551352	6753585	34	0.438
706	40551361	6753588	34	1.317
707	40551379	6753591	34	1.437
708	40551387	6753631	34	2.030
709	40551395	6753650	34	1.205
710	40551409	6753654	30	1.758
711	40551417	6753661	34	1.350
712	40551425	6753668	34	3.836
713	40551433	6753675	34	2.100
714	40551441	6753680	34	0.680
715	40551450	6753685	34	2.030
716	40551468	6753700	34	1.313
717	40551476	6753717	34	2.575
718	40551484	6753724	34	3.177
719	40551492	6753736	34	0.824
720	40551506	6753745	40	3.462
721	40551514	6753747	30	1.068
722	40551522	6753758	34	1.467
723	40551531	6753825	30	0.485
724	40551549	6753829	34	2.881

725	40551557	6753835	29	0.890
726	40551565	6753861	30	1.826
727	40551573	6754015	34	1.405
728	40551581	6754017	34	1.305
729	40551590	6754038	34	0.318
730	40551603	6754087	30	0.660
731	40551611	6754111	34	0.412
732	40551620	6754123	34	1.028
733	40551638	6754129	33	0.549
734	40551646	6754142	34	1.347
735	40551654	6754201	34	1.900
736	40551662	6754204	34	1.465
737	40551671	6754228	34	1.532
738	40551689	6754272	34	1.183
739	40551697	6754291	34	1.366
740	40551701	6754314	37	1.791
741	40551719	6754339	34	2.767
742	40551727	6754358	37	4.555
743	40551735	6754369	30	1.104
744	40551743	6754430	34	2.102
745	40551751	6754432	34	0.485
746	40551760	6754448	34	2.067
747	40551778	6754449	34	2.141
748	40551786	6754460	34	3.396
749	40551794	6754472	37	3.649
750	40551808	6754476	34	1.610
751	40551816	6754477	34	1.589
752	40551824	6754526	34	1.240
753	40551832	6754534	34	0.533
754	40551841	6754539	34	2.141
755	40551859	6754612	37	1.386
756	40551867	6754630	34	0.549
757	40551875	6754632	30	1.179
758	40551883	6754639	30	2.854
759	40551891	6754640	30	1.075
760	40551905	6754644	34	0.784
761	40551913	6754684	30	2.853
762	40551921	6754710	34	1.090
763	40551930	6754715	28	0.999
764	40551948	6754750	37	1.715
765	40551956	6754780	34	1.203
766	40551964	6754786	34	1.786
767	40551972	6754799	34	0.538
768	40551981	6754812	34	1.513
769	40551999	6754857	34	1.728
770	40552006	6754868	34	1.734
771	40552014	6754874	34	0.813
772	40552022	6754888	34	0.412
773	40552031	6754899	34	1.728
774	40552049	6755051	37	2.228
775	40552057	6755060	34	3.360
776	40552065	6755072	34	2.118

777	40552073	6755083	34	1.565
778	40552081	6755149	34	1.140
779	40552090	6755168	37	2.844
780	40552103	6755181	34	2.386
781	40552111	6755229	37	0.732
782	40552120	6755237	31	1.434
783	40552138	6755273	34	2.969
784	40552146	6755284	34	2.425
785	40552154	6755333	34	1.565
786	40552162	6755336	34	2.591
787	40552171	6755337	34	2.106
788	40552189	6755351	34	1.831
789	40552197	6755355	34	1.710
790	40552201	6755373	34	1.831
791	40552219	6755408	34	0.502
792	40552227	6755415	34	1.179
793	40552235	6755421	34	0.600
794	40552243	6755425	34	1.970
795	40552251	6755518	34	0.268
796	40552260	6755524	30	2.111
797	40552278	6755535	34	1.072
798	40552286	6755566	34	0.445
799	40552294	6755567	34	0.401
800	40552308	6755583	34	1.622
801	40552316	6755585	29	1.066
802	40552324	6755594	34	2.423
803	40552332	6755620	34	1.092
804	40552341	6755623	34	0.885
805	40552359	6755653	34	1.321
806	40552367	6755691	34	0.731
807	40552375	6755698	34	3.112
808	40552383	6755711	30	0.850
809	40552391	6755712	34	0.945
810	40552405	6755824	30	1.216
811	40552413	6755828	39	1.813
812	40552421	6755829	34	2.008
813	40552430	6755879	34	3.302
814	40552448	6755898	29	1.440
815	40552456	6755929	34	0.292
816	40552464	6755987	34	0.444
817	40552472	6756000	34	1.411
818	40552481	6756024	34	3.324
819	40552499	6756040	34	0.470
820	40552502	6756053	34	4.213
821	40552511	6756063	34	2.355
822	40552529	6756072	34	1.993
823	40552537	6756077	30	2.737
824	40552545	6756088	34	1.581
825	40552553	6756108	37	2.433
826	40552561	6756120	34	3.708
827	40552570	6756123	34	2.558
828	40552588	6756146	28	1.474

829	40552596	6756171	34	3.667
830	40552600	6756184	34	2.522
831	40552618	6756196	34	2.532
832	40552626	6756199	34	2.169
833	40552634	6756270	34	1.549
834	40552642	6756285	34	0.334
835	40552651	6756291	34	1.549
836	40552669	6756296	34	1.549
837	40552677	6756298	34	1.549
838	40552685	6756350	34	1.390
839	40552693	6756359	30	1.940
840	40552707	6756362	34	0.840
841	40552715	6756371	34	1.549
842	40552723	6756411	40	3.161
843	40552731	6756461	34	0.405
844	40552740	6756475	34	0.894
845	40552758	6756483	37	1.407
846	40552766	6756485	30	1.039
847	40552774	6756492	30	2.328
848	40552782	6756495	34	0.592
849	40552791	6756520	34	1.651
850	40552804	6756593	37	0.622
851	40552812	6756645	30	0.462
852	40552821	6756649	34	0.445
853	40552839	6756686	34	2.487
854	40552847	6756697	30	2.729
855	40552855	6756709	34	2.063
856	40552863	6756711	34	2.027
857	40552871	6756717	34	1.801
858	40552880	6756718	34	0.483
859	40552898	6756750	34	2.487
860	40552901	6756751	34	1.561
861	40552910	6756807	34	2.371
862	40552928	6756847	34	0.468
863	40552936	6756848	30	3.593
864	40552944	6756853	30	2.662
865	40552952	6756868	33	0.792
866	40552961	6756911	34	0.799
867	40552979	6756914	34	1.229
868	40552987	6756918	30	2.458
869	40552995	6756940	30	0.572
870	40553002	6756944	34	1.384
871	40553011	6756945	34	1.134
872	40553029	6756947	34	1.268
873	40553037	6756948	34	1.134
874	40553045	6756961	37	0.386
875	40553053	6756966	34	1.644
876	40553061	6756969	34	0.759
877	40553070	6756970	30	1.155
878	40553088	6756980	30	2.432
879	40553096	6756986	34	0.346
880	40553100	6756999	34	0.598

881	40553118	6757001	34	0.638
882	40553126	6757002	34	0.642
883	40553134	6757045	34	0.523
884	40553142	6757046	34	0.451
885	40553151	6757047	34	0.469
886	40553169	6757109	34	1.439
887	40553177	6757110	34	0.824
888	40553185	6757113	34	1.011
889	40553193	6757114	30	0.653
890	40553207	6757116	30	1.858
891	40553215	6757118	40	2.600
892	40553223	6757142	34	1.711
893	40553231	6757155	37	1.415
894	40553240	6757194	29	0.481
895	40553258	6757212	30	1.005
896	40553266	6757214	30	0.984
897	40553274	6757217	37	0.346
898	40553282	6757225	30	0.261
899	40553291	6757227	34	0.626
900	40553304	6757361	30	0.705
901	40553312	6757388	34	0.486
902	40553321	6757391	34	0.645
903	40553339	6757408	37	2.593
904	40553347	6757440	28	0.304
905	40553355	6757454	30	2.701
906	40553363	6757463	34	1.037
907	40553371	6757476	34	2.133
908	40553380	6757477	34	3.297
909	40553398	6757500	34	3.782
910	40553401	6757656	34	0.960
911	40553410	6757667	37	0.360
912	40553428	6757704	34	2.264
913	40553436	6757714	34	0.848
914	40553444	6757727	34	1.293
915	40553452	6757756	30	0.564
916	40553461	6757763	30	0.925
917	40553479	6757794	30	0.580
918	40553487	6757799	34	1.799
919	40553495	6757802	34	1.014
920	40553509	6757821	34	0.652
921	40553517	6757858	34	2.444
922	40553525	6757871	34	1.095
923	40553533	6757900	34	0.970
924	40553541	6757924	34	1.911
925	40553550	6757952	34	0.881
926	40553568	6757963	30	1.885
927	40553576	6757970	34	1.069
928	40553584	6757993	34	3.534
929	40553592	6758063	30	0.779
930	40553606	6758068	37	2.362
931	40553614	6758084	34	0.728
932	40553622	6758129	34	2.305

933	40553631	6758149	34	1.936
934	40553649	6758162	34	1.129
935	40553657	6758169	37	3.036
936	40553665	6758182	37	1.953
937	40553673	6758191	33	0.911
938	40553681	6758233	34	1.283
939	40553690	6758269	34	3.635
940	40553703	6758281	34	2.087
941	40553711	6758350	34	3.091
942	40553720	6758368	30	0.472
943	40553738	6758381	34	0.508
944	40553746	6758392	37	2.337
945	40553754	6758426	34	0.688
946	40553762	6758432	34	1.876
947	40553771	6758517	34	1.181
948	40553789	6758574	34	0.957
949	40553797	6758575	34	0.362
950	40553801	6758591	34	3.392
951	40553819	6758592	34	1.106
952	40553827	6758598	40	2.742
953	40553835	6758673	30	0.438
954	40553843	6758721	37	4.457
955	40553851	6758745	34	2.065
956	40553860	6758774	37	1.811
957	40553878	6758820	34	1.672
958	40553886	6758821	34	0.738
959	40553894	6758849	34	2.356
960	40553908	6758858	30	1.393
961	40553916	6758890	32	0.621
962	40553924	6758918	34	0.948
963	40553932	6759020	34	3.407
964	40553941	6759076	30	0.441
965	40553959	6759108	34	1.904
966	40553967	6759135	34	0.338
967	40553975	6759238	34	0.671
968	40553983	6759239	34	0.788
969	40553991	6759289	34	2.205
970	40554009	6759324	37	1.442
971	40554017	6759352	34	0.991
972	40554025	6759415	34	0.824
973	40554033	6759523	30	1.246
974	40554041	6759642	40	3.286
975	40554050	6759653	30	0.942
976	40554068	6759667	30	0.647
977	40554076	6759710	34	1.250
978	40554084	6759711	40	2.542
979	40554092	6759772	37	1.134
980	40554106	6759977	34	1.575
981	40554114	6759983	34	1.525
982	40554122	6760028	40	1.149
983	40554131	6760064	34	0.555
984	40554149	6760157	30	2.410

985	40554157	6760194	29	0.497
986	40554165	6760200	34	1.338
987	40554173	6760274	34	1.380
988	40554181	6760277	30	1.157
989	40554190	6760282	27	1.387
990	40554203	6760577	34	0.442
991	40554211	6760584	36	1.318
992	40554220	6760661	34	2.605
993	40554238	6760683	30	0.433
994	40554246	6760708	34	0.635
995	40554254	6760711	40	0.731
996	40554262	6760718	34	0.908
997	40554271	6760719	34	0.608
998	40554289	6760724	34	1.985
999	40554297	6760736	34	0.821
1000	40554301	6760740	34	0.897
1001	40554319	6760780	34	0.532
1002	40554327	6760874	37	2.895
1003	40554335	6760875	34	0.771
1004	40554343	6760882	34	0.484
1005	40554351	6760883	34	0.481
1006	40554360	6761000	34	2.150
1007	40554378	6761026	34	2.311
1008	40554386	6761029	34	0.468
1009	40554394	6761062	34	1.129
1010	40554408	6761074	34	1.711
1011	40554416	6761130	34	2.259
1012	40554424	6761165	37	1.996
1013	40554432	6761282	34	0.848
1014	40554441	6761307	34	0.679
1015	40554459	6761335	34	0.687
1016	40554467	6761382	34	2.478
1017	40554475	6761403	37	0.795
1018	40554483	6761404	34	2.483
1019	40554491	6761414	34	0.612
1020	40554505	6761453	34	0.792
1021	40554513	6761481	34	2.014
1022	40554521	6761504	32	1.541
1023	40554530	6761733	34	1.048
1024	40554548	6761738	37	1.959
1025	40554556	6761791	34	0.945
1026	40554564	6761842	37	1.293
1027	40554572	6762049	34	1.110
1028	40554581	6762166	34	1.521
1029	40554599	6762242	34	1.572
1030	40554602	6762283	34	0.937
1031	40554611	6762301	33	1.729
1032	40554629	6762396	34	1.188
1033	40554637	6762567	34	1.849
1034	40554645	6762654	34	1.710
1035	40554653	6762702	34	0.954
1036	40554661	6762786	30	0.724

1037	40554670	6762802	34	1.082
1038	40554688	6762892	34	1.479
1039	40554696	6763155	30	1.493
1040	40554700	6763213	34	0.491
1041	40554718	6763268	34	0.818
1042	40554726	6763423	34	1.435
1043	40554734	6763603	34	1.626



BULK PRIMARY MASTER POLICY
BLOCKED PERSONS EXCLUSION ENDORSEMENT

ENDORSEMENT TO
BULK PRIMARY FIRST LIEN MASTER POLICY,
FORMS UW 2510.00 & UW 2511.00TX

It is understood and agreed that the Bulk Primary First Lien Master Policy ("Policy") is amended as follows:

The following provision is added as a new Section III.,L. ("Blocked Persons Exclusion"):

L.   Any Claim arising from or related to a Loan made null and void by any of the provisions of the Office of Foreign Asset Control Regulations found in Title 31, Chapter V, Parts 500 through 598 of the United States Code of Federal Regulations, or any other state or federal statute or regulation prohibiting the making of a Loan to a specified Person.

All other terms and conditions of the Policy remained unchanged.

UW 2510.08 (05/04)